WISDOMTREE RULES-BASED METHODOLOGY

Emerging Market Dividend Indexes

Last Updated June 2012

I. METHODOLOGY GUIDE FOR EMERGING MARKET DIVIDEND INDEXES

1.	Index Overview and Description

WisdomTree Investments (WTI) created a family of international indexes that track the performance of dividend-paying companies in emerging markets presently consisting of the: WisdomTree Emerging Markets Dividend Index (“EMDI”), the WisdomTree Emerging Markets Equity Income Index (“EMDI HYE”), and the WisdomTree Emerging Markets SmallCap Dividend Index.(“EMSC”).

The emerging market indexes described above are referred to as the ‘Emerging Market Dividend Indexes.”

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The WisdomTree Emerging Markets Dividend Index measures the stock performance of companies that pay regular cash dividends on shares of common stock with market capitalizations of at least $200 million at the Emerging Market Screening Point and average daily trading volumes of at least $200,000 for each of the six months prior to the Emerging Markets Screening Point and that are incorporated in the following 18 emerging market nations: Argentina, Brazil, Chile, China, Czech Republic, Hungary, India, Indonesia, Korea, Malaysia, Mexico, Philippines, Poland, Russia, South Africa, Taiwan, Thailand, Turkey. (“Emerging Market Countries”). Securities must be incorporated in one of these Emerging Market Countries and have paid at least $5 million in cash dividends on shares of their common stock in the annual cycle prior to the annual reconstitution in June. In the case of China, only companies that are incorporated in China and that trade on the Hong Kong Stock Exchange are eligible for inclusion. In India, only securities whose foreign ownership restriction limits have yet to be breached are eligible for inclusion in the index. Local exchange shares are included in the index for all countries with the exception of Argentina and Russia, which include only American Depository Receipts (ADRs) or Global Depositary Receipts (GDRs). Passive foreign investment companies (PFICs) are excluded, as are limited partnerships, limited liability companies, royalty trusts, preferred stock, rights, and other derivative securities.

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The WisdomTree Emerging Markets Equity Income Index (“EMDI HYE”) comprises the top 30% of the companies within EMDI ranked by dividend yield at the International Screening Point. In June of each year, the Emerging Market Dividend Indexes are reconstituted, with each components’ weight adjusted to reflect its dividend-weighting in its respective Index.

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The WisdomTree Emerging Markets SmallCap Dividend Index (“EMSC”) is a fundamentally weighted index that measures the performance of primarily small cap stocks selected from the WisdomTree Emerging Markets Dividend Index. Companies included in the Index fall within the bottom 10% of total market capitalization of the WisdomTree Emerging Markets Dividend Index as of the annual index measurement date. Companies are weighted in the Index based on annual cash dividends paid.

All of the Emerging Market Dividend Indexes are calculated to capture price appreciation and total return, which assumes dividends are reinvested into the Index. The Emerging Market Dividend Indexes will be calculated using primary market prices. The Emerging Market Dividend Indexes will be calculated in U.S. dollars.

2.	Key Features

2.1.	Membership Criteria

To be eligible for inclusion in the above mentioned Emerging Market Dividend Indexes, component companies must meet the minimal liquidity requirements established by WisdomTree Investments. To be included in any of the Emerging Market indexes, shares of such component securities need to have traded at least 250,000 shares per month for each of the six months preceding the “Emerging Market Screening Point” (the duration of time after the close of trading on the last trading day in May and before the open of trading on the next trading day).

In the case of EMDI, EMDI HYE and EMSC component companies must have their shares listed on a stock exchange in one of the following countries: Argentina, Brazil, Chile, China, Czech Republic, Hungary, India, Indonesia, Korea, Malaysia, Mexico, Philippines, Poland, Russia, South Africa, Taiwan, Thailand, Turkey. Securities must be incorporated in one of these Emerging Market Countries and have paid at least $5 million in cash dividends on shares of their common stock in the annual cycle prior to the annual reconstitution in June. In India, only securities whose foreign ownership restriction limits have yet to be breached are eligible for inclusion in the index. Local exchange shares are included in the index for all countries with the exception of Argentina and Russia, which include only American Depository Receipts (ADRs) or Global Depositary Receipts (GDRs).

Securities need to have a market capitalization of at least $200 million on the “Emerging Market Screening Point” (the duration of time after the close of trading on the last trading day in May and before the open of trading on the next trading day) and securities need to have had an average daily dollar volume of at least $200,000 for each of the six months preceding the Emerging Market Screening Point.

Common stocks, REITs, tracking stocks, and holding companies are eligible for inclusion. ADRs or GDRs are eligible in Russia and Argentina but no other country.

Security types that are excluded from the index are: Limited partnerships, royalty trusts, passive foreign investment companies, preferred stocks, closed-end funds, exchange-traded funds, and derivative securities such as warrants and rights.

The WisdomTree Emerging Markets Equity Income Index is derived from the WisdomTree Emerging Markets Dividend Index. Companies are ranked by dividend yield as of the index measurement date. Companies ranking in the top 30% by highest dividend yield are selected for inclusion.

The WisdomTree Emerging Markets SmallCap Dividend Index is derived from the WisdomTree Emerging Markets Dividend Index by selecting companies that rank in the bottom 10% of total market capitalization of the WisdomTree Emerging Markets Dividend Index as of the index measurement date.

2.2.	Base Date and Base Value

A base value for the WisdomTree Emerging Market Dividend Index was set at 300 on the close of trading on May 31, 2007. A base value for the WisdomTree Emerging Markets Equity Income Index was set at 200 at the close of trading on May 31, 2007. A base value for the WisdomTree Emerging Markets SmallCap Dividend Index was set at 100 at the close of trading on May 31, 2007.

2.3.	Calculation and Dissemination

The following formula is used to calculate the index levels for the Emerging Markets Indexes:

Si{SiPiEi }
D

Si = Number of shares in the index for security i.

Pi = Price of security i

Ei = Cross rate of currency of Security i vs. USD. If security price in USD, Ei = 1

D = Divisor

The Emerging Market Dividend Indexes are calculated whenever the New York Stock Exchange is open for trading. If trading is suspended while the exchange the component company trades on is still open, the last traded price for that stock is used for all subsequent Index computations until trading resumes. If trading is suspended before the opening, the stock’s adjusted closing price from the previous day is used to calculate the Index. Until a particular stock opens, its adjusted closing price from the previous day is used in the Index computation. Index values are calculated on both a price and total-return basis, in U.S. dollars and disseminated on an end-of-day basis.

2.4.	Weighting

The Emerging Market Dividend Indexes are modified capitalization-weighted indices that employ a transparent weighting formula to magnify the effect that dividends play in the total return of the Indexes.

The initial weight of a component in the Index at the annual reconstitution is based on cash dividends paid. It is derived by multiplying the U.S. dollar value of the security’s annual dividend per share by the number of common shares outstanding for that security, “The Cash Dividend Factor.”

In the case of India, the “Cash Dividend Factor” includes multiplying the same two factors above by a third factor developed by Standard & Poor’s called the “Investability Weighting Factor” (IWF). The IWF is used to scale the Cash Dividend Factor in India. The IWF is used to scale the dividends generated of each company by factors that impose restrictions on shares available to be purchased. The Cash Dividend Factor is calculated for every component in the Index and then summed. Each component’s weight, at the International Weighting Date, is equal to its Cash Dividend Factor divided by the sum of all Cash Dividend Factors for all the components in that Index. The Emerging Market Weighting Date is when component weights are set, it occurs immediately after the close of trading on the third Wednesday of June. New component weights take effect before the opening of trading on the first Monday following the third Friday of June (the “Emerging Market Reconstitution Date”).

All Indexes will be modified should the following occur. Should any company achieve a weighting equal to or greater than 24.0% of its Index, its weighting will be reduced to 20.0% at the close of the current calendar quarter, and all other components in the Index will be rebalanced. Moreover, should the “collective weight” of Index component securities whose individual current weights equal or exceed 5.0% of the Index, when added together, equal or exceed 50.0% of the Index, the weightings in those component securities will be reduced proportionately so that their collective weight equals 40.0% of the Index at the close of the current calendar quarter, and all other components in the Index will be rebalanced in proportion to their index weightings before the adjustment. Further iterations of these adjustments may occur until no company or group of companies violates these rules.

Should any country achieve a weight equal to or greater than 25% of the indexes, the weight of companies will be proportionally reduced to 25% as of the annual screening date.

Should any sector achieve a weight equal to or greater than 25% of the Indexes, weight of companies will be proportionally reduced to 25% as of the annual screening date.

2.5.	Dividend Treatment

Normal dividend payments are not taken into account in the price Index, whereas they are reinvested and accounted for in the total return Index. However, special dividends from non-operating income require index divisor adjustments to prevent the distribution from distorting the price index.

2.6	Multiple Share Classes

In the event a component company issues multiple classes of shares of common stock, each class of share will be included in any broad-based Index, provided that dividends are paid on that share of stock and that the stock passes all other inclusion requirements. In the event such a component company qualified for inclusion in the “Equity Income” cut from these broad-based Indexes, the share class of that company with the greater liquidity would be selected for inclusion. Conversion of a share class into another share class results in the deletion of the share class being phased out and an increase in shares of the surviving share class, provided that the surviving share class is in the Index.

3.	Index Maintenance

Index Maintenance includes monitoring and implementing the adjustments for company additions and deletions, stock splits, stock dividends, corporate restructurings, spin-offs, or other corporate actions. Some corporate actions, such as stock splits and stock dividends, require changes in the common shares outstanding and the stock prices of the component companies in the Emerging Market Dividend Indexes. Other corporate actions, such as special dividends, require index divisor adjustments as well. Any corporate action, whether it requires divisor adjustments or not, will be implemented after the close of trading on the day prior to the ex-date of such corporate actions. Whenever possible, changes to the Index’s components will be announced at least two business days prior to their implementation date.

3.1.	Component Changes

•	Additions

Additions to the Emerging Market Dividend Indexes are made at the annual reconstitution according to the inclusion criteria defined above. Changes are implemented before the opening of trading on the first Monday following the closing of trading on the third Friday in June. No additions are made to any of the Emerging Market Dividend Indexes between annual reconstitutions.

•	Deletions

Shares of companies that are de-listed or acquired by a company outside of the Index are deleted from the Index and the weights of the remaining components are adjusted proportionately to reflect the change in composition of the Index. A component company that cancels its dividend payment is deleted from the Index and the weights of the remaining components are adjusted proportionately to reflect the change in the composition of the Index. A component company that files for bankruptcy is deleted from the Index and the weights of the remaining components are adjusted proportionately to reflect the change in the composition of the Index. If a company re-incorporates outside of a defined domicile, it is deleted from the Index and the weights of the remaining components are adjusted proportionately to reflect the change in the composition of the Index. If a component company is acquired by another company in the Index for stock, the acquiring company’s shares and weight in the Index are adjusted to reflect the transaction after the close of trading on the day prior to the execution date. Component companies that reclassify their shares (i.e. that convert multiple share classes into a single share class) remain in the Index, although index shares are adjusted to reflect the reclassification.

3.2.	Spin-Offs and IPOs

Should a company be spun-off from an existing component company and pay a regular cash dividend, it is not allowed into the Emerging Market Indexes until the next annual reconstitution, provided it meets all other inclusion requirements. Spin-off shares of publicly traded companies that are included in the same indexes as their parent company are increased to reflect the spin-off and the weights of the remaining components are adjusted proportionately to reflect the change in the composition of the Index. Companies that go public in an Initial Public Offering (IPO) and that pay regular cash dividends and that meet all other Index inclusion requirements must wait until the next annual reconstitution to be included in the Emerging Market Indexes.

4.	Index Divisor Adjustments

Corporate actions may affect the share capital of component stocks and therefore trigger increases or decreases in the Index value. To avoid distortion, the divisor is adjusted accordingly. Changes in the Index’s market capitalization due to changes in composition, weighting or corporate actions result in a divisor change to maintain the Index’s continuity. By adjusting the divisor, the Index value retains its continuity before and after the event. Corporate actions that require divisor adjustments will be implemented prior to the opening of trading on the effective date. In certain instances where information is incomplete, or the completion of an event is announced too late to be implemented prior to the ex-date, the implementation will occur as of the close of the following day or as soon as practicable thereafter. For corporate actions not described herein, or combinations of different types of corporate events and other exceptional cases, WisdomTree reserves the right to determine the appropriate implementation method.

Companies that are acquired, de-listed, file for bankruptcy, re-incorporate outside of a defined domicile or that cancel their dividends in the intervening weeks between the International Screening Point and the International Reconstitution Date are not included in the Emerging Market Indexes, and the weights of the remaining components are adjusted accordingly.

5.	Selection Parameters for Emerging Market Indexes

5.1

Selection parameters for the The WisdomTreeSM Emerging Markets Dividend Index are defined in section 2.1. Companies that pass this selection criterion as of the Emerging Market Screening Point are included in the Index. The component companies are assigned weights in the Index as defined in section 2.4., and annual reconstitution of the Index takes effect as defined in section 3.1.

5.2

Selection parameters for the The WisdomTreeSM Emerging Markets EquitySM Income Index are defined in section 2.1. Companies that pass this selection criterion as of the Emerging Market Screening Point are included in the Index. The component companies are assigned weights in the Index as defined in section 2.4., and annual reconstitution of the Index takes effect as defined in section 3.1.

5.3	Selection parameters for The WisdomTree Emerging Markets SmallCap Dividend Index are defined in section 2.1. Companies that pass this selection criterion as of the Emerging Market Screening Point are included in the Index. The component companies are assigned weights in the Index as defined in section 2.4., and annual reconstitution of the Index takes effect as defined in section 3.1.